Notice to ASX/LSE 17 September 2021 Notice of dividend currency exchange rates – 2021 interim and special dividends On 28 July 2021, Rio Tinto announced an interim dividend of 376.00 US cents per share and a special dividend of 185.00 US cents per share for the half year ended 30 June 2021, with Rio Tinto Limited shareholders to be paid: • an interim dividend of 509.42 Australian cents per ordinary share; and • a special dividend of 250.64 Australian cents per ordinary share; and Rio Tinto plc shareholders to be paid: • an interim dividend of 270.84 British pence per ordinary share; and • a special dividend of 133.26 British pence per ordinary share. American Depositary Receipt (ADR) holders will receive the dividends in US dollars as announced on 28 July 2021. The currency exchange rates which apply to Rio Tinto Limited shareholders who elect to receive the interim and special dividend in pounds sterling and Rio Tinto plc shareholders who elect to receive the interim and special dividend in Australian dollars are the currency exchange rates applicable on 16 September 2021, being five business days prior to the dividend payment date. This announcement confirms the currency exchange rates applicable for the 2021 interim and special dividends for shareholders who have made a currency election: Declared 2021 interim and special dividend Exchange rate Interim and special dividend per share following currency election Interim dividend of 509.42 Australian cents 0.52843 Interim dividend of 269.19 British pence Special dividend of 250.64 Australian cents Special dividend of 132.45 British pence Interim dividend of 270.84 British pence 1.89240 Interim dividend of 512.54 Australian cents Special dividend of 133.26 British pence Special dividend of 252.18 Australian cents The interim and special dividend will be paid to shareholders of Rio Tinto Limited and Rio Tinto plc and to ADR holders on 23 September 2021. EXHIBIT 99.5

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com